# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1700, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 07/06/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-112541
Filed by CIK 0001713505

## Reporting persons
- PERGA CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,292,704; sole dispositive power 0; shared dispositive power 3,292,704; aggregate amount beneficially owned 3,292,704 (8% of the class)
- PERGA CAPITAL MANAGEMENT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,292,704; sole dispositive power 0; shared dispositive power 3,292,704; aggregate amount beneficially owned 3,292,704 (8% of the class)
- ALEX SHARP: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 258,566; shared voting power 3,292,704; sole dispositive power 258,566; shared dispositive power 3,292,704; aggregate amount beneficially owned 3,551,270 (8.6% of the class)

## Item 1. Issuer
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1700, Houston, TX, 77002

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Amplify Energy Corp. (the "Company") is filed by (i) Perga Capital Partners, LP, a Delaware limited partnership ("PCP"), (ii) Perga Capital Management, LP, a Delaware limited partnership ("PCM"), and (iii) Mr. Alex Sharp. The foregoing entities and persons are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 1000 Biscayne Blvd., Miami, Florida 33132.
Citizenship: PCP and PCM are Delaware limited partnerships. Mr. Sharp is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Statement. Holdings herein are as of July 7, 2026.

PCP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Sharp directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. PCM, as the investment manager and general partner of PCP, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by PCP. Mr. Sharp, as the manager of PCM, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by PCP. PCM and Mr. Sharp expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Each percentage ownership of Common Stock set forth in this Statement is based on the 41,287,437 shares of Common Stock reported by the Company as outstanding as of May 7, 2026 in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.
Percent of class:
PCP: 8.0%
PCM: 8.0%
Mr. Sharp: 8.6%
Sole power to vote or to direct the vote:
PCP: 0
PCM: 0
Mr. Sharp: 258,566
Shared power to vote or to direct the vote:
PCP: 3,292,704
PCM: 3,292,704
Mr. Sharp: 3,292,704
Sole power to dispose or to direct the disposition:
PCP: 0
PCM: 0
Mr. Sharp: 258,566
Shared power to dispose or to direct the disposition:
PCP: 3,292,704
PCM: 3,292,704
Mr. Sharp: 3,292,704

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PERGA CAPITAL PARTNERS, LP: /s/ Alex Sharp, By Perga Capital Management, LP, its general partner, by Alex Sharp, Manager (07/14/2026)
- PERGA CAPITAL MANAGEMENT, LP: /s/ Alex Sharp, Alex Sharp, Manager (07/14/2026)
- ALEX SHARP: /s/ Alex Sharp, Alex Sharp (07/14/2026)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Company.